EXHIBIT 99.1

TOP Ships Reports Second Quarter and First Half 2014 Financial Results

ATHENS, Greece, Aug. 7, 2014 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) ("Top Ships" or the "Company"), an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products today announced its financial results for the second quarter and first half of 2014.

For the three months ended June 30, 2014, the Company reported:

- Net income of $0.2 million or $0.02 per share.

- Operating income of $0.3 million.

- Revenues of $0.2 million.

For the six months ended June 30, 2014, the Company reported:

- Net income of $0.3 million or $0.04 per share.

- Operating income of $0.3 million.

- Revenues of $0.6 million.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented:

"During the second quarter we reached two very important milestones:

(i) We successfully completed our follow on offering.

(ii) We took delivery of our first newly-built "ECO" MR tanker vessel which marked the start of the implementation of our new strategy.

Our business strategy continues to be focused on growth."

The following table presents the Company's current fleet and employment profile:

Name	Deadweight	Expected Delivery	Charterer	Charter Duration	Gross Rate fixed period/ options
M/T Eships Taweelah	50.000	Delivered June 2014	Stena Weco A/S	3+1+1 years	$16,200 / $17,200 / $18,000
Hull No S407 (tbn Ecomaxx)	50.000	Q1 2015	Stena Weco A/S	3+1+1 years	$16,200 / $17,200 / $18,000
Hull No S418 (tbn Ecofleet)	39.000	Q3 2015	BP Shipping Ltd UK	3+1+1 years	$15,200 / $16,000 / $16,750
Hull No S419 (tbn Eco Revolution)	39.000	Q1 2016	BP Shipping Ltd UK	3+1+1 years	$15,200 / $16,000 / $16,750
Hull No S414 (tbn Ecotank)	50.000	Q2 2016	Stena Weco A/S	3+1+1 years	$16,200 / $17,200 / $18,000
Hull No S417 (tbn Ecoship)	50.000	Q3 2016	DS Norden A/S	5+1+1 years	$16,800 / $17,600 / $18,400

Outstanding Indebtedness

As of June 30, 2014, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $20.1 million maturing in 2024.

Conference Call and Webcast

TOP Ships' management team will host a conference call on Thursday, August 7, 2014, at 11:00 a.m. EDT to discuss the Company's financial results.

Conference Call & webcast details:

To participate in the call, please dial (888) 438-5448 or (719) 325-2281 for international calls, approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which can be found via the Company's website at http://topships.org/inv_relations.php, or alternately at http://ViaVid.com.

A replay of the call will be available for two weeks from 2:00 p.m. ET on August 7, 2014, until 11:59 p.m. ET on August 21, 2014. The number for the replay is (877)-870-5176, or (858) 384-5517 for international calls; the passcode for the replay is 8850386. In addition, a recording of the call will be available via the Company's website at http://topships.org/inv_relations.php.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products.

Top Ships Inc. owns one MR tanker, currently employed on a time charter, and five newbuilding MRs tankers under construction, which are expected to be delivered to the Company between the first quarter of 2015 and the third quarter of 2016.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TABLES FOLLOW

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014
REVENUES:

Revenues	$ 6,763	$ 170	$ 14,237	$ 619

EXPENSES:

Voyage expenses	197	5	393	11
Vessel operating expenses	41	30	41	30
Vessel depreciation	2,022	39	4,043	39
Management fees-related parties	144	10	302	43
Other operational income	--	(361)	--	(361)
General and administrative expenses	654	191	1,085	535

Operating income	3,705	256	8,373	322

OTHER INCOME (EXPENSES):

Interest and finance costs	(2,127)	(57)	(4,039)	(101)
Net loss on derivative financial instruments	9	(1)	(60)	(1)
Interest income	25	12	54	49
Other, net	148	--	158	(5)

Total other expenses, net	(1,945)	(46)	(3,887)	(58)

Net income and comprehensive income	$ 1,760	$ 210	$ 4,486	$ 264

Earnings per common share, basic	$ 0.72	$ 0.02	$ 1.84	$ 0.04
Earnings per common share, diluted	0.72	0.02	1.84	0.02

Weighted average common shares outstanding, basic	2,434,683	10,463,900	2,432,907	6,867,971

Weighted average common shares outstanding, diluted	2,435,754	13,483,128	2,433,978	10,817,638

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND JUNE 30, 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31, 2013	June 30, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9,706	13,643
Due from related parties	--	239
Inventories	--	390
Advances to various creditors	38	41
Prepayments and other	518	596
Total current assets	10,262	14,909

FIXED ASSETS:
Advances for vessels acquisitions / under construction	14,400	22,301
Vessels, net	--	38,919
Other fixed assets, net	1,467	1,403
Total fixed assets	15,867	62,623

OTHER NON CURRENT ASSETS:
Restricted cash	1,739	1,294
Total assets	27,868	78,826

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	--	1,386
Current portion of derivative financial instruments	1,135	1,134
Due to related parties	807	597
Accounts payable	2,082	2,007
Accrued liabilities	4,581	5,272
Total current liabilities	8,605	10,396

NON-CURRENT LIABILITIES:
Long-term debt	--	18,549
Derivative financial instruments	562	--
Other non-current liabilities	3,906	3,506

Total non-current liabilities	4,468	22,055
COMMITMENTS AND CONTINGENCIES

Total liabilities	13,073	32,451

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	--	--
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,469,648,and 18,969,989 shares issued and outstanding at December 31, 2013 and June 30, 2014	25	190
Additional paid-in capital	293,453	324,604
Accumulated deficit	(278,683)	(278,419)
Total stockholders' equity	14,795	46,375
Total liabilities and stockholders' equity	27,868	78,826

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2014
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2013	2014
Cash Flows provided by / (used in) Operating Activities:
Net income	4,486	264
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation of fixed assets including vessels and amortization of deferred financing fees	5,154	98
Translation gain of foreign currency denominated loan and unrealized foreign exchange differences	(29)	5
Stock-based compensation expense	88	--
Change in fair value of financial instruments	(1,387)	(563)
Loss on sale of other fixed assets	2	5
Gain on sale of vessels	(14)	--
(Increase) Decrease in:
Trade accounts receivable	(674)	--
Inventories	--	(390)
Due from related parties	--	(239)
Advances to various creditors	(1)	(3)
Prepayments and other	159	(78)
Increase (Decrease) in:
Due to related Parties	(568)	(798)
Accounts payable	164	(858)
Other non-current liabilities	(400)	(400)
Accrued liabilities	94	191
Unearned revenue	18	--

Net Cash provided by / (used in) Operating Activities	7,092	(2,766)

Cash Flows provided by / (used in) Investing Activities:
Net proceeds from sale of vessels	25,214	--
Advances for vessel acquisitions / under construction	--	(33,707)
Decrease in restricted cash	733	445
Net proceeds from sale of other fixed assets	50	--

Net Cash provided by / (used in) Investing Activities	25,997	(33,262)

Cash Flows (used in) / provided by Financing Activities:
Principal payments of debt	(7,676)	--
Prepayment of debt	(24,364)	--
Payment of financing costs	(1,049)	(151)
Proceeds from long-term debt	--	20,125
Proceeds from the issuance of common shares, net	--	19,991

Net Cash (used in) / provided by Financing Activities	(33,089)	39,965

Net increase in cash and cash equivalents	--	3,937

Cash and cash equivalents at beginning of period	--	9,706

Cash and cash equivalents at end of period	--	13,643
CONTACT: Jon Cunningham
         RedChip Companies, Inc.
         Tel: 1-800-RED-CHIP (733-2447), ext. 107
         Email: jon@redchip.com